NO ACT

PE
1-23-15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

15005640

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 18 2015

Washington, DC 20549

March 18, 2015

Amy Goodman
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 3-18-15

Re: Exxon Mobil Corporation
Incoming letter dated January 23, 2015

Dear Ms. Goodman:

This is in response to your letter dated January 23, 2015 concerning the shareholder proposal submitted to ExxonMobil by Eve S. Sprunt. We also have received a letter from the proponent dated January 29, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Eve S. Sprunt
*** FISMA OMB Memorandum M-07-16 ***

March 18, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 23, 2015

The proposal would have ExxonMobil annually report to shareholders the percentage of women at the percentiles of compensation specified in the proposal.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Eve S. Sprunt, Ph.D.

*** FISMA OMB Memorandum M-07-16 ***

January 29, 2015

VIA E-MAIL to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ExxonMobil Corporation
Shareholder Proposal of Eve S. Sprunt
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is in rebuttal to the letter of January 23, 2015 from Amy Goodman as a representative of ExxonMobil in which her client, ExxonMobil Corporation, informs the SEC of its intent to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders my proposal. (See attached pdf of ExxonMobil's submission.)

As a shareholder it is important to know if ExxonMobil's ordinary business practices appear to result in compensation inequity. The proposal does not relate to how ExxonMobil's ordinary business operations determine compensation, but only to the results of the ordinary business operations in terms of gender equity. Shareholders should be informed as to whether a company's ordinary business operations appear to result in discrimination. The annual reporting of the statistics requested would either substantiate or exonerate ExxonMobil with regard to the appearance of compensation equity for women.

The reporting requested by my shareholder proposal is not micro-management. It does not propose any actions regarding ExxonMobil management or its compensation practices, but only requests a report on the results of those practices. Compensation equity is of paramount importance to those in impacted groups. Women have been working to eliminate the barriers to equal pay for decades. The requested annual report would disclose data regarding the effectiveness of ExxonMobil's ordinary business practices in achieving that goal.

The issue here is not "general compensation" but rather whether discriminatory compensation appears to exist. The proposal does not address how much compensation anyone or any group receives, but rather the percentage of women at different percentiles of (total) compensation. The proposal addresses not the amount of compensation, but rather how compensation is distributed by gender and thus whether gender inequities appear to exist as well as over time data on the progress regarding elimination of such inequities. The proposal does not address any actions ExxonMobil should take with regard to compensation other than reporting the data requested in my proposal and does not request that ExxonMobil undertake any studies to ascertain whether all women are paid equitably relative to men.

ExxonMobil currently discloses the percentage of female employees. The proposal reaches down to ask about the top 75% of the employees to be able to follow how the percentage of women changes between different compensation levels. Annual reporting would show both how the percentage of women changes between compensation levels and over time whether ordinary business practices were making progress toward eliminating apparent inequities in the compensation of women.

I respectfully request that the Staff require ExxonMobil to include the Proposal in its 2015 Proxy Materials.

Sincerely,

Eve S. Sprunt, Ph.D.

cc: Amy Goodman, Gibson Dunn, AGoodman@gibsondunn.com

Chris Babcock, Gibson Dunn, CBabcock@gibsondunn.com

Jeanine Gilbert, ExxonMobil, jeanine.gilbert@exxonmobil.com

Brian D. Tinsley, ExxonMobil, brian.d.tinsley@exxonmobil.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

January 23, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *ExxonMobil Corporation*
Shareholder Proposal of Eve S. Sprunt
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, ExxonMobil Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof received from Eve S. Sprunt (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> BE IT RESOLVED, that ExxonMobil will annually report to shareholders the percentage of women at the following percentiles of compensation: top 75% by compensation, top 50% by compensation, top 25% by compensation, top 10% by compensation, and top 2% by compensation.

A copy of the Proposal and its supporting statements, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations. In particular, we note that the focus of the Proposal is disclosure concerning general employee compensation.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Related To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration is the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

In particular, the Staff has permitted the exclusion of shareholder proposals under Rule 14a-8(i)(7) if they concern "general employee compensation" issues. Staff Legal Bulletin No. 14A (July 12, 2002) ("SLB 14A"). In SLB 14A, the Staff stated, "[s]ince 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation . . . . We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7) . . . ."

Here, the Proposal focuses on the disclosure of general employee compensation and, therefore, may be omitted as relating to the Company's ordinary business operations. The Proposal requests that the Company "annually report to shareholders the percentage of women" at certain specified compensation percentiles. The Proposal is not limited to executive officers and the compensation percentiles, which reach down to 75%, would include information on more than 50,000 employees.[1] Because the Proposal encompasses such a broad range of non-executive Company employees, the Proposal is addressing a matter related to "general employee compensation" as described in SLB 14A.

The Staff consistently has concurred in the exclusion of proposals addressing a company's compensation of non-director, non-executive-officer employees on the grounds that they relate to general employee compensation. *See Emerson Electric Co.* (avail Oct. 17, 2012) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) and noting that "the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors"); *General Electric Co.* (avail. Jan. 6, 2011) (same); *Exxon Mobil Corp.* (avail. Feb. 16, 2010, *recon. denied* Mar. 23, 2010) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal asking the board to "eliminate all remuneration for any one of Management in an amount above $500,000.00 per year," excluding minor perks and necessary insurance, and to prohibit severance contracts); *International Business Machines Corp. (Boulain)* (avail. Jan. 22, 2009) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal limiting salary increases for employees of "level equivalent to a 3rd Line Manager or above"); *3M Company* (avail. Mar. 6, 2008) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal relating to the compensation of high-level 3M employees, including line employees and staff employees); *Pfizer, Inc. (Davis)* (avail. Jan. 29,

---

[1] The Company employs approximately 75,000 people worldwide. *See* ExxonMobil Notice of 2014 Annual Meeting and Proxy Statement, at 16, *available at* http://cdn.exxonmobil.com/~/media/Reports/Other%20Reports/2014/2014_Proxy_Statement.pdf. Of these 75,000 people, fewer than 30 are executive officers. *See id.* at 12.

2007) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board cease to grant stock options to any employees); *General Motors Corp.* (avail. Mar. 24, 2006) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal asking the board to "eliminate all remuneration for anyone of Management in an amount above $500,000.00 per year," excluding minor perks and necessary insurance, and to prohibit severance contracts); *Mattel, Inc.* (avail. Mar. 13, 2006) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal asking the board to "eliminate all management remuneration in excess of $500,000.00 per year" and to refrain from making severance contracts); *Amazon.com, Inc.* (avail. Mar. 7, 2005) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board adopt and disclose a new policy on equity compensation, and cancel a certain equity compensation plan potentially affecting all employees); *Plexus Corp.* (avail. Nov. 4, 2004) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting discontinuation of stock options for all employees and associates); *Woodward Governor Co.* (avail. Sept. 29, 2004) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting discontinuation of all stock option grants); *Xcel Energy, Inc.* (avail. Feb. 6, 2004) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal determining the compensation of the president, all levels of vice president, the CEO, the CFO and all levels of top management based on a specified formula); *Sempra Energy* (avail. Dec. 19, 2002, *recon. denied* Mar. 5, 2003) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal seeking to limit grants of stock options and derivatives for both "officers and employees"); *ConAgra Foods, Inc.* (avail. June 8, 2001) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal seeking to amend the exercise price, vesting and other terms of the company's stock plan because it related to general compensation issues).

The Proposal requests a report that would provide information on compensation data concerning over 50,000 of the Company's non-senior-executive employees. The Staff indicated in Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E") that with respect to proposals that request additional disclosure, the Staff will look to the underlying subject matter to determine whether the proposal relates to ordinary business, and further the Staff has stated that "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7)." *See Johnson Controls, Inc.* (avail. Oct. 26, 1999); *see also Bank of America Corp.* (avail. Feb. 19, 2014) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting an assessment of employees who may expose the company to possible material losses and liabilities, including consideration of amounts of employee incentive-based compensation); *Wells Fargo & Co.* (avail. Feb. 14, 2014) (same); *General Electric Co.* (avail. Jan. 6, 2011) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal that requested a report on the company's pension plans, including a breakdown of how many members fell within each 10% incremental band). Here, the Proposal requests a report concerning compensation paid to non-executive employees and therefore involves the Company's ordinary business.

The Commission has recognized that "proposals relating to [ordinary business] matters but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable." 1998 Release. As noted above, SLB 14E indicates that the excludability of a proposal related to a risk assessment hinges on whether the underlying subject matter of a requested report is a matter of ordinary business or a significant policy issue. While the Staff has found some proposals on employee compensation do focus on significant policy issues, the mere fact that a proposal touches upon a significant policy issue does not mean that it *focuses* on such an issue. If it does not focus on the significant policy issue or if it focuses on matters of ordinary business in addition to a significant policy issue, as is the case here, Staff precedent indicates that the proposal is excludable.

The Company is aware that the Staff was unable to concur in the exclusion under Rule 14a-8(i)(7) of proposals that included disclosure of general employee compensation in *Verizon Communications Inc.* (avail. Jan. 26, 2004) and *R.R. Donnelly & Sons Co.* (avail. Jan. 6, 1999). However, the proposals at issue in both of those cases focused on alleged discriminatory actions taken by each company. The proposal in *Verizon*, entitled "Stock Option Glass Ceiling," stated that:

> Despite [certain] honors, Verizon has been the subject of discrimination lawsuits by its employees. In 2002, Verizon settled a long-fought federal court suit and agreed to grant employment credit for retirement purposes to women employees who had taken pregnancy leave during their careers. In April 2002, a group of Verizon's Latino management employees filed charges with the Equal Employment Opportunity Commission alleging racial discrimination in compensation, advancement and termination.

Similarly, the proposal in *R.R. Donnelly* requested that the company's board "undertake a pay equity study to ascertain whether all women and minority employees are paid equitably relative to men and non-minorities performing similar jobs with comparable skills," and the supporting statement to that proposal indicated that "R.R. Donnelley settled a complaint brought by an agency of the U.S. Department of Labor addressing disparities in the pay of women and minority professionals and managers."

Unlike the proposals in *Verizon* and *R.R. Donnelly*, the Proposal does not allege that the Company has discriminated against women or other minorities. Rather than discrimination, the Proposal focuses instead on disclosure of general employee compensation. Accordingly, it remains excludable under Rule 14a-8(i)(7) even if it also touches upon a significant policy issue. The Proposal is comparable to the proposal at issue in *Apache Corp.* (avail. Mar. 5, 2008). In

Apache Corp. the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal requesting the implementation of equal employment opportunity policies based on specified principles, where the principals concerned both non-discrimination and matters of the company's ordinary business operation. *See also Walt Disney Co.* (avail. Nov. 30, 2007) (Staff concurring in the exclusion of proposal requesting report on steps the company was taking to avoid the use of discriminatory stereotypes in its products as relating to the company's ordinary business); *General Electric Co.* (avail. Feb. 10, 2000) (Staff concurring in the exclusion of a proposal relating to the discontinuation of an accounting method and use of funds related to an executive compensation program as dealing with both the significant policy issue of senior executive compensation and the ordinary business matter of choice of accounting method); *Intel Corp.* (avail. Mar. 18, 1999) (Staff concurring in the exclusion of a proposal recommending that the company implement an "Employee Bill of Rights" because there was "some basis for [the] view that Intel may exclude the proposal under [R]ule 14a 8(i)(7), as relating, in part, to Intel's ordinary business operations"); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (Staff concurring in the exclusion of a proposal requesting a report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights because "paragraph 3 of the description of matters to be included in the report relates to ordinary business operations"). While the Proposal potentially could be seen as touching upon the significant policy issue of discrimination, the focus of the Proposal is disclosure of general employee compensation.

Accordingly, the Proposal implicates the Company's ordinary course operations and may be excluded pursuant to Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

GIBSON DUNN

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653, or James E. Parsons, the Company's Coordinator—Corporate, Finance and Securities Law, at (972) 444-1478.

Sincerely,

Amy Goodman

Enclosures

cc: James E. Parsons, ExxonMobil Corporation
Eve S. Sprunt

101855952.11

EXHIBIT A

From: ***FISMA & OMB Memorandum M-07-16***
Date: December 5, 2014 at 6:05:34 PM CST
To: "Woodbury, Jeffrey J" <jeff.j.woodbury@exxonmobil.com>
Subject: Shareholder proposal

Hi,

I have never submitted a shareholder proposal before, so I am late getting started and will be out of the country on vacation next week. I hold 1922 shares of ExxonMobil stock in my Merrill Lynch retirement account and have held those shares for many years. My Merrill Lynch broker is Lois Cartwright, 1-214-969-2347. I worked for Mobil from 1978 through Mobil's merger with Exxon in 2000, when I went to work for Chevron.

My proposal is as follows (and also attached):

This proposal has submitted by Eve S. Sprunt, PhD, ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** and is the owner of an adequate number of Exxon Mobil shares.

WHEREAS, ExxonMobil currently reports that 16.4% of management and officials and 32.0% of professional employees in the United States are female and that in 2013 39% of management and professional new hires worldwide and 31% of management and professional new hires in the United States were female,
BE IT RESOLVED, that ExxonMobil will annually report to shareholders the percentage of women at the following percentiles of compensation: top 75% by compensation, top

50% by compensation, top 25% by compensation, top 10% by compensation, and top 2% by compensation.

Over fifty years ago the United States enacted the Equal Pay Act of 1963. Nevertheless, the National Committee on Pay Equity reports that as of 2013, women's compensation was only 78% of men's. Furthermore, the National Committee on Pay Equity reports that percentage has increased by less than 2% in the last decade from 76.6% in 2004.

Corporations are required to report sensitive financial information so that stockholders are appropriately informed. Since employees play a critical part in a corporation's success and women are a large and growing fraction of the workforce, it is important for stockholders and potential employees to have access to financial information that documents how well women are doing at different levels in the corporation.

Eve S. Sprunt, Ph.D.

FISMA & OMB Memorandum M-07-16

This proposal has submitted by Eve S. Sprunt, PhD, ***FISMA & OMB Memorandum M-07-16*** and is the owner of an adequate number of Exxon Mobil shares.

WHEREAS, ExxonMobil currently reports that 16.4% of management and officials and 32.0% of professional employees in the United States are female and that in 2013 39% of management and professional new hires worldwide and 31% of management and professional new hires in the United States were female,

BE IT RESOLVED, that ExxonMobil will annually report to shareholders the percentage of women at the following percentiles of compensation: top 75% by compensation, top 50% by compensation, top 25% by compensation, top 10% by compensation, and top 2% by compensation.

Over fifty years ago the United States enacted the Equal Pay Act of 1963. Nevertheless, the National Committee on Pay Equity reports that as of 2013, women's compensation was only 78% of men's. Furthermore, the National Committee on Pay Equity reports that percentage has increased by less than 2% in the last decade from 76.6% in 2004.

Corporations are required to report sensitive financial information so that stockholders are appropriately informed. Since employees play a critical part in a corporation's success and women are a large and growing fraction of the workforce, it is important for stockholders and potential employees to have access to financial information that documents how well women are doing at different levels in the corporation.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Jeffrey J. Woodbury
Vice President, Investor Relations
and Secretary

ExxonMobil

December 11, 2014

VIA UPS – OVERNIGHT DELIVERY

Eve S. Sprunt, PhD

FISMA & OMB Memorandum M-07-16

Dear Ms. Sprunt:

This will acknowledge receipt of the proposal concerning a report on compensation percentiles for women, which you have submitted in connection with ExxonMobil's 2015 annual meeting of shareholders. However, proof of share ownership provided by Merrill Lynch on December 8, 2014 does not meet requirements, as shown below.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. For this Proposal, the date of submission is December 5, 2014, which is the date the Proposal was sent by email.

The Proponent does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Proponent has satisfied these ownership requirements. To remedy this defect, the Proponent must submit sufficient proof verifying its continuous ownership of the requisite number of ExxonMobil shares for the one-year period preceding and including December 5, 2014.

As explained in Rule 14a-8(b), sufficient proof must be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 5, 2014; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of their shares as set forth in the first bullet point above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

The Proponent can confirm whether their broker or bank is a DTC participant by asking their broker or bank or by checking the listing of current DTC participants, which is available on the internet at: http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from their broker or bank verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 5, 2014.

- If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the securities are held verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 5, 2014. The Proponent should be able to find out who this DTC participant is by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the Proponent's account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares knows the Proponent's broker's or bank's holdings, but does not know the Proponent's holdings, the Proponent needs to satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 5, 2014, the required amount of securities were continuously held – one from the Proponent's broker or bank confirming *the Proponent's ownership, and the other from the DTC participant confirming the broker* or bank's ownership.

The Merrill Lynch broker statement sent by email on December 8, 2014 only provides evidence of Proponent's ExxonMobil stock ownership as of November 28, 2014, and therefore does not provide sufficient proof that Proponent has continuously owned at least $2,000 of ExxonMobil stock for the one year period to and including December 5, 2014, the date of the proposal.

Furthermore, in addition to the requirement to establish continuous ownership of at least $2,000 worth of ExxonMobil stock for a period of at least one year as of the date the proposal was submitted, Rule 14a-8 also requires the Proponent to continue to hold those securities *through the date of ExxonMobil's annual meeting on May 27, 2015. Proponent must provide* the company with a written statement confirming that you intend to continue to hold the securities through the date of the annual meeting. No such statement was has been provided to date and therefore must be provided in the Proponent's response to this letter.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505, or by email to jeanine.gilbert@exxonmobil.com.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or the Proponent's representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If the Proponent intend for a representative to present the Proposal, the Proponent must provide documentation that specifically identifies their intended representative by name and specifically authorizes the representative to act as the Proponent's proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, the representative must have the authority to vote the Proponent's shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. The authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on the Proponent's behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the guidance in SEC staff legal bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and Proponent. We encourage all Proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,

JJW/ljg

Enclosure

Gilbert, Jeanine

From:	Cartwright, Lois S - DALLAS TX <lois_cartwright@ml.com>
Sent:	Monday, December 15, 2014 3:51 PM
To:	Gilbert, Jeanine
Cc:	Mata, Denise G - DALLAS TX; Eve Sprunt
Subject:	RE: FW: Proof of ExxonMobil stock ownership
Categories:	External Sender

RECEIVED
DEC 16 2014
G.R. GLASS

TO: Mr. Jeffrey J. Woodberry

Mr. Woodberry, please accept this email as confirmation of continuous ownership of more than $2,000 of ExxonMobil stock for more than the previous 12 month by our client –

- Eve S. Sprunt; account number ***FISMA & OMB Memorandum M-07-16***

Ms. Sprunt has held over 1,900 shares of ExxonMobil stock in her Merrill Lynch account since she transferred the stock to us on 01/02/2013. We have previously forwarded by email Ms. Sprunt's current ML statement showing her XOM position (currently 174,000) and the acquisition date (transfer in date) of 01/02/2013.

Please contact us if you need any further proof of ownership in regarding this account and this position.

Many thanks,

Lois S Cartwright

Lois S. Cartwright, CRPC®
Senior Vice President – Wealth Management
Portfolio Advisor

Merrill Lynch Pierce, Fenner & Smith Inc.
2100 Ross Avenue, Suite 1000
Dallas, TX 75201
Direct: 214-969-2347 Toll Free: 877-973-2347
Fax: 214-306-4223
Email: lois_cartwright@ml.com